Exhibit 2


                                                July 29, 2003

FOR IMMEDIATE RELEASE

Contact:  Laura Ulbrandt (212) 460-1900


                          LEUCADIA NATIONAL CORPORATION
                  WITHDRAWS PROPOSAL FOR WILTEL EXCHANGE OFFER


Leucadia National Corporation (LUK - NYSE and PCX) announced today that Leucadia has withdrawn its May 15, 2003 request that the Board of Directors of WilTel Communications Group, Inc. ("WilTel") take action under the Stockholders Agreement between Leucadia and WilTel to allow Leucadia to make an exchange offer of 0.3565 of a Leucadia common share for each share of WilTel. Leucadia's request was for the Board to permit an offer to go forward now for the 52.6% of WilTel not already owned by Leucadia rather than having to wait until October 15, 2004, at which time the proposed exchange offer would be permitted to be made under the Stockholders Agreement.

The request was directed to a Special Committee of the WilTel Board - comprised of the independent directors - which engaged its own counsel and financial advisor. Certain Committee members expressed the view that WilTel needed to be "shopped" for the Committee to evaluate Leucadia's proposal by a market survey. As the owner of 47.4% of WilTel shares, Leucadia told the Special Committee that Leucadia has no intention of selling its shares, that therefore a sale of WilTel to a third party is not realistic. Leucadia told the Special Committee that it believes that "shopping" WilTel is likely to create a false impression that Leucadia might be willing to support a sale of WilTel or its assets and that - based on discussions with management - any such impression caused by the "shopping" would be detrimental to the stability and progress which the management team has sought to achieve since WilTel's emergence from bankruptcy. Although Leucadia has sought to receive assurances from the Special Committee that it will not proceed to solicit offers for WilTel or its assets, such assurances have not been forthcoming.

Leucadia therefore has determined to withdraw the request and the proposed exchange offer so that WilTel's customers, suppliers and employees will not speculate that Leucadia is exiting its WilTel investment and so as to avoid the risk of harm to WilTel's business.

Leucadia continues to believe that WilTel shareholders would be better served by owning Leucadia shares and Leucadia will continue to evaluate its options with respect to acquiring additional WilTel shares as permitted by the Stockholder Agreement, including the possibility of seeking stockholder approval to amend its terms. No determination has been reached as to the course of action to be pursued.


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Leucadia National Corporation is a holding company engaged in a variety of businesses, including telecommunications (principally through its 47.4% interest in WilTel), banking and lending (principally through American Investment Bank, N.A.), manufacturing (through its Plastics Division), real estate activities, winery operations, development of a copper mine (through its 72.8% interest in MK Gold Company) and property and casualty reinsurance. The Company currently has equity interests of more than 5% in the following domestic public companies:
AmeriKing, Inc. (6.8%), Carmike Cinemas, Inc. (11%), GFSI Holdings, Inc. (6.9%), The FINOVA Group, Inc. (indirectly 25% through its interest in Berkadia), HomeFed Corporation (30.3%), Jackson Products, Inc. (8.8%), Jordan Industries, Inc. (10.1%), ParkerVision, Inc. (7.4%) and WilTel Communications Group, Inc. (47.4%).





















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